January 23, 2013

Via EDGAR

Ms. Sharon M. Blume

Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	United Security Bancshares
Form 10-Q for the quarterly period ended June 30, 2012
File No. 000-32897

Dear Ms. Blume:

Please find attached the response to your Staff Letter request of January 9, 2013 prepared by the staff of United Security Bancshares (the “Company”). In our response, we have referenced the third party review performed by Wilary Winn Risk Management LLC which is included as Exhibit 3 to our previous correspondence filing dated November 8, 2012.

Should you have any further questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/	Richard Shupe
Senior Vice President and Chief Financial Officer

cc:	Mr. Dennis R. Woods
Mr. Gary S. Findley, Esq.

With respect to the responses to the Staff letter of January 9, 2013 provided by United Security Bancshares (the “Company”) and filed with the SEC, we understand that,

• the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

• SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/	Dennis R. Woods
Dennis R. Woods
Chief Executive Officer
United Security Bancshares

/s/	Kenneth L. Donahue
Kenneth L. Donahue
Chief Administrative Officer
United Security Bancshares

/s/	Richard B. Shupe
Richard B. Shupe
Chief Financial Officer
United Security Bancshares

Item 1 (10-Q for June 30, 2012)

Note 2 to Consolidated Financial Statements – Investment Securities Available for Sale and Other Investments, page 10.

1. Please tell us why as a result of the impairment evaluation you concluded that all three private label mortgage-backed securities were determined to be other-than-temporarily impaired yet you only recorded OTTI impairment expense on two private label mortgage-backed securities. In this regard, the report supplied by Wilary Winn Risk Management LLC, should be cross-referenced to indicate how you determined that an impairment expense of $172,000 was required on only two of the company’s private label mortgage-backed securities for the six months ended June 30, 2012. In addition, address the private label mortgage security that you stated was impaired at June 30, 2012, but for which no impairment was taken or advise the staff, as applicable.

Response:

At June 30, 2012, the Company determined that three private-label mortgage-backed securities in their investment portfolio had other-than-temporary impairment based on the following facts at June 30, 2012:

1)	The fair value of each of the three securities was less than amortized cost.

2)	The Company does not intend to sell, nor is it required to sell, the three securities before the recovery of its amortized cost basis.

3)	The Company does not expect to recover the entire amortized cost basis on any of the three private label mortgage-backed securities, and therefore other-than-temporary impairment is considered to have occurred on all three securities.

4)	All three private label mortgage-backed securities have had OTTI charges, and thus credit losses, in previous periods, so all three are considered other-than-temporarily impaired at June 30, 2012. Factors incorporated in determining whether a credit loss exists on the three securities include:

a.	The length of time and the extent to which the fair value of the three securities has been less than amortized cost: Fair value on the three securities began to decline by the end of the first quarter of 2008, and continued to decline from that point onward. Since March 31, 2008, the fair value of the three securities has been less than the amortized cost.

b.	Adverse conditions specifically related to all three securities: Severe economic conditions in the housing market have impacted the securities, including significant increases in delinquencies and defaults, and declines in underlying collateral values.

c.	Failure of the issuers of all three securities to make scheduled principal and interest payments: The Company began to realize principal losses on the two RALI securities during the second quarter of 2010, and the CWALT security during the third quarter of 2012.

d.	Continued rating declines by the rating agencies on all three securities: All three securities have been below investment grade since 2009, and continued to decline between 2009 and 2011.

At June 30, 2012, the net present value calculations performed on the three private label mortgage-backed securities indicated that additional credit losses existed on two of the three securities during the period ended June 30, 2012. The expected cash flows on these two securities were less then the amortized cost basis of those securities At June 30, 2012. The other-than-temporary impairment amounts on the RALI A1 and the CWALT for the current period are indicated in Appendix A of the June 30, 2012 analysis performed by Wilary Winn Risk Management LLC (included as Exhibit 3 to our previous correspondence date November 8, 2012), and the actual other-than-temporarily impairment amounts to be realized as credit losses during the current period are shown in Appendix C of Wilary Winn’s June 30, 2012 analysis. These additional credit losses were recognized in income during the period quarter ended June 30, 2012.

The analysis performed by Wilary Winn Risk Management allows for a 1.00% tolerance in the difference between the value yield ( present value of cash flows compared to par value) and the book value (difference between amortized cost and par value). In contrast to the RALI A1 and the CWALT in which the difference between these 2 yields is greater than 1.00% (see Appendix A in the Wilary Winn June 30, 2012 report included previously as Exhibit 3 to our correspondence date November 8, 2012), the difference between these 2 yields for the RALI A10 is 0.959 which is within the tolerance level allowed within the model. As a result, there was no additional credit loss recognized on the RALI A10 for the quarter ended June 30, 2012. Had the model not allowed for a 1.00% tolerance, the pre-tax credit loss recognized in earnings would have been approximately $36,806 (based upon book price 78.3277 less value yield of 77.3687 divided by par value of $3,837,961).